UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
777 Hidden Ridge
Irving, Texas 75038

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018 and for the year ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan
We have audited the accompanying financial statements of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan"), which comprise the statements of net assets available for benefits as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.
Report on Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Whitley Penn LLP
We have served as the Plan's auditor since 2014.

Dallas, Texas
June 26, 2020

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Investments at fair value	$655,219,132	$633,109,041
Notes receivable from participants	11,689,070	20,296,715
Contributions receivable	680,033	—
Total assets	667,588,235	653,405,756
Accrued administrative expenses	(24,144)	(23,637)
Net assets available for benefits	$667,564,091	$653,382,119

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Additions to net assets available for benefits:
Net appreciation in fair value of investments	$105,397,886
Employer contributions	28,278,617
Participants' contributions	25,932,880
Interest and dividend income	23,070,195
Rollover contributions	2,255,368
Other additions	232,428
Total additions	185,167,374

Deductions from net assets available for benefits:
Distributions to participants	170,306,715
Administrative expenses	678,687
Total deductions	170,985,402
Net increase in net assets available for benefits	14,181,972
Net assets available for benefits, beginning of year	653,382,119
Net assets available for benefits, end of year	$667,564,091

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 1. Description of Plan
The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. A more complete description of the Plan is accessible to each participant and beneficiary through the website maintained for the Plan at www.vanguard.com. Access to the website is only available to each participant and beneficiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
General
The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc., a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"), and any affiliate of Pioneer Natural Resources USA, Inc. that has adopted the Plan pursuant to the terms of the Plan (collectively referred to as the "Employer"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire. A temporary employee is eligible to participate in the Plan upon the earlier of (1) the first day of the Plan year after the employee completes one year of eligibility service (which is the period of twelve consecutive months commencing on the employee's employment date or any Plan year commencing after the employee's employment date, during which the employee completes at least 1,000 hours of service) or (2) the date that is six months after the employee completes one year of eligibility service. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee"). The Plan is administered by the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator").
Contributions
Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation as defined in the Plan ("Basic Compensation") per pay period or the applicable legal limit per the Code. Additionally, participants may elect to make after-tax contributions to the Plan. Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. A participant's combined pre-tax, Roth and after-tax contributions to the Plan cannot exceed 80 percent of the participant's Basic Compensation per pay period or the applicable legal limit. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."
In general, matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual Basic Compensation (the "Matching Contributions"). See Note 8 for changes made to the matching contributions subsequent to December 31, 2019.
The Plan provides for the automatic enrollment of certain employees. On February 6, 2018, the Company executed an amendment to the Plan that changed its automatic enrollment provisions. Pursuant to such provisions, employees who were eligible for participation in the Plan on January 29, 2018 or later were automatically enrolled in the Plan with a contribution rate of five percent of the employee's pre-tax Basic Compensation. Employees may opt out of participation or make an alternate election within 30 days of becoming eligible for participation. Prior to these changes, the automatic enrollment program automatically enrolled eligible employees in the Plan at a contribution rate of three percent of the employee's pre-tax Basic Compensation and the the contribution rate for an employee who had been automatically enrolled in the Plan was increased by one percentage point each Plan year up to a maximum deferral rate of five percent. All contributions are subject to certain limitations of the Code.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Participant Accounts and Investment Options
Participants' accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant Contributions and Matching Contributions. In March 2018, participants were sent a notification of changes to the Plan's investment options and annual fees in an ongoing effort to provide a broad range of investment options at a low cost. Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts. Beginning in the second quarter of 2018, a flat quarterly fee of $16.25 ($65.00 annually) is deducted from each participant's account to cover expenses associated with administering the Plan. Prior to this change, these recordkeeping fees were included in the individual fund expense ratios. The benefit to which a participant is entitled is the amount that can be realized from the participant's vested account. See Note 3 for additional information regarding investment risks and uncertainties.
Vesting
Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants vest in 25 percent of their Matching Contributions and earnings thereon for each full year of completed service to the Company over a four-year period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested. The Plan provides for full and immediate vesting in any employer-derived benefits accrued under the Plan for certain employees who are terminated in connection with the sale of certain assets or the restructuring of the organization, pursuant to plan amendments.
During 2019, the Company (i) completed the sale of its Eagle Ford assets and other remaining assets in South Texas, (ii) adopted a voluntary separation program for certain eligible employees and (iii) adopted an involuntary separation program.  On May 10, 2019, the Plan was amended to provide for full and immediate vesting in any employer-derived benefits accrued under the Plan for the employees whose employment was or will be voluntarily or involuntarily terminated in connection with such events.
Payments of Benefits
A participant may receive a distribution of the vested amount credited to the participant's accounts under the Plan upon one of the following events:
•retirement (which means separation from employment on or after the participant's 65th birthday),
•permanent disability,
•death, or
•other separation from employment.
Vested balances greater than $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, subject to participant consent, payments will begin no later than 60 days after the end of the Plan year in which the participant becomes entitled to a distribution. However, the law requires that distributions must begin no later than April 1 of the calendar year following the calendar year in which a participant reaches age 70½ or, if later, when the participant retires. Distributions of the participant's vested portion of the account can be in the form of a single distribution. Further, the vested portion of a retired, disabled or deceased participant also can be in the form of monthly, quarterly or annual installment distributions over a period of two or more years, but no longer than one of the following periods (as selected by the participant or the designated beneficiary): for a retired or disabled participant, (i) the participant's life, (ii) the lives of the participant and his or her designated beneficiary, (iii) a period not extending beyond the participant's life expectancy, or (iv) a period not extending beyond the joint life and last survivor expectancy of the participant and his or her designated beneficiary, and for a deceased participant, (a) the life of the participant's designated beneficiary or (b) a period not extending beyond the life expectancy of the designated beneficiary. Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.
Vested balances less than or equal to $5,000. If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible. If the total value

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

of the vested portion of the participant's accounts is greater than $1,000 but less than or equal to $5,000 (not including amounts in the participant's rollover account, if any), and a distribution is required to be made to a participant prior to attainment of age 65, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan.
In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.
In-Service Withdrawals
A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions, (ii) pre-tax Participant Contributions (excluding earnings and qualified non-elective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document, or (iii), if the participant has attained the age of 59½, all or a portion of the participant's vested account balances (excluding balances in certain predecessor plan accounts that contain employer matching contributions). In addition, certain withdrawals may be made by (i) a participant who is a reservist or national guardsman called to active duty and (ii) a participant who is performing qualified military service and who is receiving differential wage payments from the Employer.
Participant Loans
Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants' accounts. Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. When the loan is repaid, both principal and interest are deposited into the participant's account. Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant, which is not to exceed a period of 15 years. A participant may not have more than two participant loans outstanding at any time. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.
Forfeitures
The unvested portion of a participant's account is forfeited to the Plan upon termination of employment, with the exception of certain employees who are terminated in connection with the sale of certain assets or the restructuring of the organization, pursuant to plan amendments. Such employees become immediately vested in any employer-derived benefits accrued under the Plan upon their termination.
Forfeitures may be used to restore previously forfeited amounts to participants upon rehire by the Company, defray Plan administrative expenses or reduce subsequent Matching Contributions made to the Plan by the Employer. In 2019, forfeitures of $2,721,068 and $113,470 were used to reduce employer Matching Contributions and pay Plan administrative expenses, respectively. Plan assets in the Plan's forfeiture account totaled $79,205 and $1,125,366 as of December 31, 2019 and 2018, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its Matching Contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").
Distributions of Benefits
Distributions of benefits to participants are recorded when paid.
Investment Valuation
The Plan's investments presented in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018 are stated at fair value as reported by the Trustee.
Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. Vanguard Retirement Savings Trust III ("VRSTIII") invests in fully benefit-responsive investment contracts, including traditional contracts, wrapper contracts re-bid to determine the replacement cost and underlying bond instruments valued by the Trustee. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common/collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The value of the investment in VRSTIII as of December 31, 2019 and 2018 was $39,484,878 and $49,375,848, respectively. See Note 4 for additional information about fair value.
Security Transactions and Investment Income
Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net increases or decreases in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
NOTE 3. Investments
The Trustee holds the Plan's investments and executes all investment transactions. The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, 2019, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

materially from those reported as of December 31, 2019 and 2018. See Schedule H; Line 4i - Schedules of Assets (Held At End of Year) for additional information about individual investment values as of December 31, 2019.
NOTE 4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:
• Level 1 – quoted prices for identical assets or liabilities in active markets.
• Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.
• Level 3 – unobservable inputs for the asset or liability.
The fair value input hierarchy level into which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.
The following table presents the Plan's financial assets that are measured at fair value on a recurring basis as of December 31, 2019 and 2018, for each of the fair value hierarchy levels:

	Fair Value Measurements at December 31, 2019 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2019
Assets:
Registered investment company funds	$592,678,330	$—	$—	$592,678,330
Pioneer Natural Resources Stock Fund	23,055,924	—	—	23,055,924
Total recurring fair value measurements	$615,734,254	$—	$—	615,734,254
VRSTIII measured at net asset value (a)				39,484,878
Investments at fair value				$655,219,132

	Fair Value Measurements at December 31, 2018 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2018
Assets:
Registered investment company funds	$560,617,480	$—	$—	$560,617,480
Pioneer Natural Resources Stock Fund	23,115,713	—	—	23,115,713
Total recurring fair value measurements	$583,733,193	$—	$—	583,733,193
VRSTIII measured at net asset value (a)				49,375,848
Investments at fair value				$633,109,041
_______________

(a)	Investments in VRSTIII have not been classified in the fair value hierarchy. Investments in VRSTIII are valued at net asset value based upon the fair values of the underlying net assets of the trusts. The net asset value of the VRSTIII is presented in this table to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Registered Investment Company Funds
The Plan's investments in registered investment company funds are valued using published market prices that represent the net asset value of shares or units held by the Plan as of December 31, 2019 and 2018. All significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Pioneer Natural Resources Stock Fund
Investments in the Company's common stock are valued at the last reported sales price on December 31, 2019 and 2018 on the exchange on which it is traded. As of December 31, 2019 and 2018, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
NOTE 5. Administrative Expenses
The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. See Note 1 for additional information about forfeitures. Administrative expenses incurred by the Plan were $678,687 for activity related to the year ended December 31, 2019.
NOTE 6. Tax Status of the Plan
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated December 19, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code as any areas of noncompliance have been corrected in a timely manner; therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.
The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7. Related Party Transactions
Plan investments are in shares or units of registered investment company funds and common/collective trusts that are managed by the Trustee or for which the Trustee provides services. The Plan also invests in the common stock of the Company which qualify as related party transactions. Transactions in these funds, the Pioneer Natural Resources Stock Fund and loans made to participants qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.
NOTE 8. Subsequent Events
In March 2020, the World Health Organization categorized the Coronavirus Disease 2019 ("COVID-19") as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of the Company's common stock and other Plan assets. The potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess and will depend on future developments that are highly uncertain.
The Plan has implemented certain changes under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act") to, among others, allow certain eligible individuals to receive coronavirus-related disbursements and increased loan limits under the Plan and delay certain loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.
In May 2020, the Plan was amended such that matching contributions made in cash by the Employer on behalf of a participant changed from an amount equal to 200 percent to an amount equal to 100 percent of the pre-tax

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

contributions made by the participant that do not exceed five percent of the participant's annual Basic Compensation for each pay period beginning on or after May 25, 2020.
Effective August 1, 2020, the Plan will limit participants' investment election for new contributions to their account to 20 percent in the Company's common stock and will prohibit fund exchanges that would result in more than 20 percent of the participants' portfolio being invested in the Company's common stock.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN
Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
EIN: 75-2516853
Plan Number: 001
As of December 31, 2019

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	value
*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund Admiral Class - 426,737 shares	$61,522,723
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Index Fund Institutional Class - 196,342 shares	56,984,248
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust III - 39,484,878 shares	39,484,878
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2045 Fund - 1,361,242 shares	35,637,303
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund Institutional Class - 290,469 shares	34,702,301
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2050 Fund - 1,272,131 shares	33,355,281
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund Institutional Class - 2,970,682 shares	32,826,038
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund Institutional Class - 407,344 shares	32,465,291
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2040 Fund - 1,149,079 shares	29,738,175
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2035 Fund - 1,109,708 shares	28,297,566
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2030 Fund - 1,118,623 shares	28,099,812
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2055 Fund - 938,144 shares	24,691,957
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2025 Fund - 967,177 shares	23,918,293
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund Admiral Class - 369,075 shares	23,842,262
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund - 427,278 shares	23,055,924
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund Admiral Shares - 283,033 shares	21,202,016
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2020 Fund - 853,522 shares	20,578,424
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund Institutional Class - 141,920 shares	13,567,564
*	Participant Loans	Interest rates range from 4.25% to 6.5% with various maturities	11,689,070
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund - 112,534 shares	10,727,884
	American Funds	American Funds EuroPacific Growth Fund - 191,758 shares	10,652,176
	Eagle Asset Management	Eagle Small Cap Growth I - 172,389 shares	9,159,037
	JP Morgan	JPMorgan Disciplined Equity Fund - 267,045 shares	7,333,062
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2060 Fund - 249,589 shares	6,579,159
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2015 Fund - 252,608 shares	5,807,455
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement Income Fund - 221,851 shares	5,018,272
	Oppenheimer Funds Inc.	Oppenheimer International Small Co I - 99,981 shares	4,792,100
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund Institutional Class - 448,468 shares	4,726,850
	JP Morgan	JPMorgan Small Cap Equity Fund - 70,466 shares	4,226,540
*	Vanguard Fiduciary Trust Company	Vanguard Mid-Cap Value Index Fund Admiral - 67,934 shares	4,197,643
	PIMCO	PIMCO Income Fund Institutional Class - 339,033 shares	4,081,960
	Oppenheimer Funds Inc.	Oppenheimer Developing Markets Fund - 82,508 shares	3,761,533
*	Vanguard Fiduciary Trust Company	Vanguard Real Estate Index Fund Admiral Shares - 23,518 shares	3,094,543
	Franklin Templeton Investments	Templeton Global Bond Fund - 210,532 shares	2,246,376
	TCW	TCW Total Return Bond Fund Class I - 186,524 shares	1,855,913
*	Vanguard Fiduciary Trust Company	Vanguard Small-Cap Value Index Fund Admiral - 30,956 shares	1,823,010
	T. Rowe Price	TRP New ERA Fund - 23,669 shares	814,206
*	Vanguard Fiduciary Trust Company	Vanguard Institutional Target Retirement 2065 Fund - 11,267 shares	271,974
*	Vanguard Fiduciary Trust Company	Vanguard Federal Money Market Fund - 79,383 shares	79,383
*	Contributions receivable	Contributions receivable from Pioneer Natural Resources	680,033
			$667,588,235
_______________

*	Party-in-interest
        Note: Column (d) is not applicable since all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 26, 2020	By:	/s/ Margaret M. Montemayor
Margaret M. Montemayor
Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23.1 (a)	Consent of Whitley Penn LLP
_____________
(a) Filed herewith.